Exhibit 99.1

ADS-TEC Energy Reports Strong Earnings Improvement for 2024 on Preliminary Results and Announces Strategic Business Expansion

Key Highlights:

•	Significant Earnings Improvement – Achieved important improvement in earnings and reported positive gross profit for the first time, despite a highly volatile market environment.

•	Revenue Growth – Sales increased slightly compared to record year 2023.

•	Service Division Expansion – Service business grew by approximately 180%, driven by expansion of its installed base between 2023 and 2024.

•	Number of international clients grew from 18 to roughly 55

•	North American Market Growth – Strengthened U.S. presence with customer expansion and a strategic partnership with Parkland Corporation.

•	Business Expansion – Announced turnkey solutions for implementing and operating infrastructure projects, unlocking multiple recurring revenue streams and marking a new strategic direction.

•	ADS-TEC finished the year with cash and cash equivalents of approximately €22.7 million

NÜRTINGEN, February 11, 2025 – ADS-TEC Energy plc (NASDAQ: ADSE), a global leader in battery-buffered ultra-fast charging technology, today announced preliminary, unaudited full-year 2024 results and outlined key business expansions.

Despite a challenging global economic landscape in 2024, ADS-TEC Energy successfully leveraged its award-winning platform solutions to navigate industry disruptions. Market volatility, evolving e-mobility trends, and regulatory hurdles led to project delays and insolvencies across the sector. However, ADS-TEC Energy demonstrated resilience and secured new strategic partnerships.

Strong Earnings Improvement Amid Market Challenges

Amidst market uncertainties, ADS-TEC Energy slightly exceeded its previous year’s revenues, while growing its customer base by more than 200% to 55 customers across Europe, USA and Canada. In late 2024 the company effectively mitigated and resolved risks from a major customer´s business difficulties by acquiring nearly all their affected end customers directly. However, due to customer-side delays, revenue in the double-digit million range could not be realized in 2024 as expected which resulted in ADSE falling short of its revenue forecast for 2024. The company expects these sales revenues originally anticipated for 2024 will be realized in 2025.

According to preliminary figures, ADS-TEC Energy achieved its first-ever gross profit in the double-digit million range and a significant improvement of its EBITDA, with growth in the high double-digit percentage range compared to 2023. The audited 2024 financial statements are expected to be published in April 2025.

Customer Service Business Sees Significant Growth

ADS-TEC Energy’s service division nearly tripled in revenues compared to 2023, highlighting the growing demand for comprehensive service solutions. The company’s portfolio includes critical services such as:

•       Spare parts availability

•       Remote management solutions

•       Ongoing operational and software support for charging infrastructure

The company anticipates that these offerings will contribute to a steady and increasing stream of recurring revenues. Additionally, new service initiatives in advertising and energy trading on ADS-TEC’s platform are gaining traction, with a measurable impact on revenue and margins expected in 2025.

North America as a Key Growth Market

In the U.S., ADS-TEC Energy expanded its presence in Q4 2024, with an existing customer scaling its supermarket charging network.

A major milestone was the announcement of a strategic partnership with Parkland Corporation, a large multinational fuel distributor, gas station and convenience store operator with a footprint in 26 countries across the Americas. This agreement will enable the installation of ChargeBox ultra-fast charging stations across Parkland’s convenience store network, serving over one million daily customers.

The company expects this partnership to become a strong proof of concept leading to a rapid scaling of its US operations.

Strategic Business Expansion to Drive Future Growth

ADS-TEC Energy is making significant progress in moving toward a business model of recurring revenues and cash flows by expanding into project-based infrastructure, transitioning from a product-focused model to a turnkey solutions provider. Under this new approach:

•	ADS-TEC Energy will install, operate, and manage its charging solutions at premium locations.
•	The company will generate three-pronged long-term recurring revenues through fast charging services, energy trading, and large-scale advertising.

In line with new growth opportunities, the company expects to finalize framework agreements for several hundred locations within Germany in Q1 2025. The company expects a significant ramp-up of its business over the coming years and is therefore currently exploring opportunities to enhance its financial flexibility.

About ADS-TEC Energy

Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and produces battery storage solutions and fast charging systems including their energy management systems. Its battery-based fast-charging technology enables electric vehicles to charge ultra-fast even with weak power grids and is characterized by a very com-pact design. The company, based in Nürtingen, Baden-Württemberg, was nominated for the German Future Prize by the Federal President and was included in the "Circle of Excellence" in 2022. The high quality and functionality of the battery systems is due to a particularly high level of in-depth development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for car manufacturers, energy supply companies and charging station operators.

More information at: www.ads-tec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our expected financial results for FY2024, our financial outlook for 2025, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, which is available on our website at https://www.ads-tec-energy.com... and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Media Contacts:

ADS-TEC Energy International:

Dennis Müller
SVP Product Marketing & Communications
press@ads-tec-energy.com

ADS-TEC Energy United States:

Stephannie Depa
Breakaway Communications
sdepa@breakawaycom.com
+1 530-864-0136